FORM 8-A
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO
SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE
ACT OF 1934
MYLAN INC.
(Exact name of registrant as specified in its charter)

Pennsylvania (State of incorporation or organization)	25-1211621 (IRS Employer Identification No.)

1500 Corporate Drive, Canonsburg, Pennsylvania (Address of principal executive offices)	15317 (zip code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, par value $0.50 per share	The NASDAQ Stock Market LLC

Share Purchase Rights	The NASDAQ Stock Market LLC

6.50% Mandatory Convertible Preferred Stock, par value $0.50 per share	The NASDAQ Stock Market LLC

1.25% Senior Convertible Notes due 2012	The NASDAQ Stock Market LLC
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐
Securities Act registration statement file number to which this form relates: 1-9114; 333-140778
Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered
Item 2. Exhibits
SIGNATURE
Exhibit Index

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered.
     This Form 8-A is being filed in connection with Mylan Inc.’s (the “Company”) listing of Common Stock, par value $0.50 (the “Common Stock”), and purchase rights attached thereto (each a “Right” and collectively, the “Rights”), 6.50% Mandatory Convertible Preferred Stock, par value $0.50 (the “Convertible Preferred Stock”), and $550,000,000 principal amount 1.25% Senior Convertible Notes due 2012 (the “Senior Convertible Notes”) pursuant to Section 12(b) of the Securities Exchange Act f 1934, as amended (the “Exchange Act”), on the NASDAQ Global Select Market commencing on December 29, 2008. The Company is voluntarily delisting its Common Stock (and attached Rights), Convertible Preferred Stock and Senior Convertible Notes from the New York Stock Exchange as of the close of business on December 26, 2008.
     The following summary is a description of the Company’s Common Stock, Purchase Rights and Convertible Preferred Stock pursuant to its Amended and Restated Articles of Incorporation and Bylaws, and Senior Convertible Notes pursuant to a Prospectus Supplement filed by the Company with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on March 1, 2007, which Prospectus Supplement supplements the Prospectus contained in the Company’s automatically effective Registration Statement on Form S-3 (File No. 333-140778). The following summary does not purport to be complete and is subject to and qualified in its entirety by the provisions of the Company’s Amended and Restated Articles of Incorporation and Bylaws, copies of which are incorporated herein by this reference.
Common Stock
     The Company is currently authorized to issue 600,000,000 shares of Common Stock, of which, as of December 19, 2008, 304,701,986 shares were issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter for which shareholders are entitled to vote. The recordholders of a majority of the outstanding shares of the Common Stock of the Company entitled to vote at meetings of shareholders, present in person or by proxy, constitute a quorum at any meeting of shareholders. Matters are generally decided by the affirmative vote of a majority of the shares of the Common Stock of the Company present in person or by proxy and entitled to vote. Directors are elected by non-cumulative voting. The description of Common Stock in the Amended and Restated Articles of Incorporation of the Company shall be deemed to be incorporated by reference herein for all purposes.
Attached Rights
     The Company entered into a Rights Agreement (the “Rights Agreement”) with American Stock Transfer & Trust Company, as rights agent, on August 22, 1996, which has been amended from time to time since that date. Under the Rights Agreement, each share of Common Stock which was outstanding at the time the Agreement was adopted or issued thereafter but prior to the “Distribution Date,” defined below, was granted one preferred share purchase right, or a Right. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.50 per share (“Series A Preferred Stock”), or, in certain circumstances, shares of common stock, other securities, and/or cash or other property, at a purchase price of $90 per share of Series A Preferred Stock (or, when applicable, common stock, securities, cash, and/or other property), subject to adjustment.
     Until a Distribution Date occurs, the Rights will be evidenced by the certificate for the shares of Common Stock to which they are attached, and the transfer of any certificate for Common Stock will also constitute the transfer of the Rights attached to such shares. The Rights will detach from the outstanding shares of Common Stock and separate right certificates will be issued when there is a Distribution Date, and thereafter the right certificates alone will represent the Rights. The Rights are not exercisable until the Distribution Date and will expire at the close of business on August 13, 2014 (the “Final Expiration Date”), unless the final expiration date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case.
     A “Distribution Date” will occur on (i) the tenth day following a public announcement that a person has become an Acquiring Person (the date of such public announcement being the “Shares Acquisition Date”), or (ii) if earlier, the tenth business day (or such later date as may be determined by the Company’s board of directors prior to such time as any person becomes an Acquiring Person) following the commencement or announcement of a tender or exchange offer that would result in a person or group of affiliated or associated persons becoming the beneficial owner of 15% or more of the outstanding shares of Common Stock.
     An “Acquiring Person” is a person or group of affiliated or associated persons that beneficially owns 15% or more of the outstanding shares of Common Stock but does not include (1) the Company, its subsidiaries, any of the Company’s or its subsidiaries’ employee benefit plans, or any entity holding shares of Common Stock pursuant to the terms of any such plan; (2) any person or group that becomes the beneficial owner of 15% or more of the outstanding shares of Common Stock solely as a result of the acquisition of Common Stock by the Company, unless such person or group thereafter acquires additional shares of Common Stock; or (3) subject to certain conditions set forth in the Rights Agreement, a person that otherwise would have become an Acquiring Person as a result of an inadvertent acquisition of 15% or more of the outstanding shares of Common Stock. However, the 15% threshold referred to in the prior sentence is 10% only with respect to any person (as defined in the Rights Agreement) who, prior to the date of the Amendment No. 5 to the Rights Agreement, has received clearance under the Hart-Scott-Rodino/ Antitrust Improvements Act, as amended, to acquire a dollar value of Common Shares (as defined in the Rights Agreement) of the Company, which value of Common Shares, if acquired, would otherwise permit acquisition of 10% or more of the Common Shares outstanding on the date of such acquisition. Once such clearance has expired, the Rights threshold with respect to such person will revert to 15%.
     The purchase price payable upon exercise of the Rights and the number of shares of Series A Preferred Stock (and the amount of other securities and/or property, if any) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event that (i) there is a stock dividend on, or a subdivision, combination, or reclassification of the Series A Preferred Stock, or (ii) the holders of Series A Preferred Stock are granted certain options, warrants, or rights to subscribe for or purchase shares of Series A Preferred Stock (or equivalent preferred stock) or securities convertible into Series A Preferred Stock (or securities convertible into equivalent preferred stock) at a price less than the current market price of Series A Preferred Stock, or (iii) any evidences of indebtedness or assets (other than regular quarterly cash dividends or dividends payable in shares of Series A Preferred Stock) or any subscription rights or warrants (other than rights, options, or warrants of the type referred to in clause (ii) of this paragraph) are distributed to the holders of Series A Preferred Stock.
     Subject to certain exceptions as set forth in the Rights Agreement, no adjustment in the purchase price will be required until the cumulative adjustments amount to 1% of the purchase price. The number of outstanding Rights and the number of one one-thousandths of a share of Series A Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the shares of Common Stock payable in shares of Common Stock or subdivisions, consolidations, or combinations of the shares of Common Stock occurring, in any such case, prior to the Distribution Date. No fractional shares of Series A Preferred Stock (other than fractions that are integral multiples of one one-thousandths of a share of Series A Preferred Stock, which, at the Company’s election, may be evidenced by depository receipts) will be issued upon exercise of the Rights, but, in lieu thereof, a cash adjustment will be paid to the holder of the exercised Rights based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise.
     Shares of Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable. The dividend, liquidation, and voting rights, and non-redemption features of the Series A Preferred Stock are designed so that the value of a one one-thousandth interest in a share of Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of the Common Stock. Each whole share of Series A Preferred Stock will be entitled to receive a quarterly preferential dividend equal to the greater of (a) $1.00 or (b) 1,000 times the dividend declared with respect to each share of the Common Stock. In the event of liquidation, the holders of each whole share of Series A Preferred Stock will be entitled to receive a preferential liquidation payment equal to the greater of (1) $1,000.00 or (2) 1,000 times the payment made per share of Common Stock. Each share of Series A Preferred Stock will have 1,000 votes, voting together with the shares of Common Stock. Finally, in the event of any merger, consolidation, or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash, and/or other property, each share of Series A Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights and preferences are protected by customary anti-dilution provisions.
     Once a person has become an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person will be null and void. In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right (other than a Right that is or was beneficially owned by an Acquiring Person that has become null and void pursuant to the terms of the Rights Agreement), shall thereafter have the right to receive upon exercise of such Right that number of shares of Common Stock (or, in certain circumstances, Series A Preferred Stock, or other securities, property and/or cash) having a value equal to two times the then-current purchase price.
     In the event that, at any time after a person becomes an Acquiring Person, (1) the Company is acquired in a merger or other business combination, or (2) 50% or more of the assets or earning power of the Company and its subsidiaries (taken as a whole) is sold or otherwise transferred, proper provision will be made so that each holder of a Right (other than a Right that is or was beneficially owned by an Acquiring Person that has become null and void pursuant to the terms of the Rights Agreement) shall thereafter have the right to receive upon exercise of such Right, in lieu of shares of Series A Preferred Stock, shares of common stock of the acquiror then having a current market value equal to two times the then-current purchase price.
     At any time prior to the Shares Acquisition Date, the Company’s board of directors may redeem the Rights in whole, but not in part, at a price of $0.001 per Right, subject to adjustment (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis, and with such conditions as the board of directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     At any time after any person becomes an Acquiring Person, and prior to the time any person (other than the Company, its subsidiaries, any of the Company or its subsidiaries’ employee benefit plan, and any entity holding shares of Common Stock pursuant to the terms of any such plan) becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock, the Company may, at the option and election of the Company’s board of directors, exchange shares of Common Stock (or in certain circumstances, shares of Series A Preferred Stock) for all or any part of the then-outstanding and unexercised Rights (other than Rights that are or were beneficially owned by an Acquiring Person that have become null and void pursuant to the terms of the Rights Agreement) at an exchange rate of one share of Common Stock (or in certain circumstances, one one-thousandth of a share of Series A Preferred Stock) per Right, appropriately adjusted to reflect any stock dividend, stock split, reverse stock split, or other similar transaction that occurred after August 22, 1996.
     The terms of the Rights may be amended by the Company’s board of directors without the consent of the holders of the Rights, except that from and after the close of business on the tenth calendar day following the Shares Acquisition Date no such amendment may adversely affect the interests of the holders of the Rights (other than Rights that are or were beneficially owned by an Acquiring Person that have become null and void pursuant to the terms of the Rights Agreement).
     The Rights Agreement and amendments thereto listed in the Exhibits herein shall be deemed to be incorporated for all purposes, including specific descriptions of the amendments to the Rights Agreement
     The information included in each of the following Forms (with such amendments to such information as may be reflected in a later filed Form 8-A and/or Form 8-A//A, as applicable) is incorporated herein by reference: (i) Form 8-A, filed with the Commission on September 3, 1996; (ii) Form 8-A/A, filed with the Commission on December 5, 1996; (iii) Form 8-A/A, filed with the Commission on March 31, 2000; (iv) Form 8-A/A, filed with the Commission on August 16, 2004; (v) Form 8-A/A, filed with the Commission on September 9, 2004; (vi) Form 8-A/A, filed with the Commission on December 3, 2004, and (vii) Form 8-A/A, filed with the Commission on December 19, 2005.
6.50% Mandatory Convertible Preferred Stock
     The Company is currently authorized to issue 5,000,000 shares of Preferred Stock, of which, as of December 23, 2008, 2,139,000 shares were issued and outstanding (that being the Convertible Preferred Stock). The Convertible Preferred Stock will pay, when declared by the Board of Directors (or an authorized Committee thereof), dividends at a rate of 6.50% per annum on the liquidation preference of $1,000 per share, payable quarterly in arrears in cash, shares of Mylan Common Stock or a combination thereof at the Company’s election when declared by the Board of Directors (or Committee, as applicable). The first dividend date was February 15, 2008. Each share of Convertible Preferred Stock then outstanding will automatically convert on November 15, 2010, into between 58.5480 shares and 71.4286 shares of the Company’s Common Stock, depending on the average daily closing price per share of Common Stock over the 20 trading day period ending on the third trading day prior to November 15, 2010. The conversion rates are subject to anti-dilution adjustments in certain circumstances. Holders may elect to convert at any time at the minimum conversion rate of 58.5480 shares of Common Stock for each share of preferred stock. A description of the Convertible Preferred Stock is set forth in the Preliminary Prospectus Supplement filed by the Company with the Commission pursuant to Rule 424(b) under the Securities Act of 1933 on November 1, 2007. Such Preliminary Prospectus Supplement supplements the Prospectus contained in the Company’s Registration Statement on Form S-3 (File No. 333-140778), which became effective upon filing with the Commission on February 20, 2007. The descriptions of Preferred Stock in such Preliminary Prospectus Supplement and Prospectus shall be deemed to be incorporated by reference herein for all purposes. Any prospectus supplement or prospectus or any amendment to the Registration Statement that includes a description of the Preferred Stock and that is subsequently filed by the Company is hereinafter incorporated by reference herein.
1.25% Senior Convertible Notes due 2012
     On March 1, 2007, the Company issued $550,000,000 principal amount of 1.25% Senior Convertible Notes due 2012 (the “Convertible Notes”), which are guaranteed by certain of the Company’s subsidiaries. The Convertible Notes bear interest at a rate of 1.25% per year, accruing from March 7, 2007. Interest is payable semiannually in arrears on March 15 and September 15 of each year, beginning September 15, 2007. The Convertible Notes will mature on March 15, 2012, subject to earlier repurchase or conversion. Holders may convert their notes subject to certain conversion provisions determined by, among others, the market price of the Company’s Common Stock and the trading price of the Convertible Notes. The Convertible Notes have an initial conversion rate of 44.5931 shares of Common Stock per $1,000 principal amount (equivalent to an initial conversion price of approximately $22.43 per share), subject to adjustment, with the principal amount payable in cash and the remainder in cash or stock at the option of the Company. A description of the Convertible Notes is contained in a Prospectus Supplement filed by the Company with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on March 1, 2007. Such Prospectus Supplement shall supplement the Prospectus contained in the Company’s automatically effective Registration Statement on Form S-3 (File No. 333-140778), which became effective upon filing with the Commission on February 20, 2007.

Item 2. Exhibits
     A list of exhibits filed herewith is contained in the Exhibit Index following the signature page hereto and is incorporated by reference herein.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MYLAN INC.
(Registrant)

	By:	/s/ Edward J. Borkowski

Date: December 24, 2008	Name: Edward J. Borkowski
Title: Executive Vice President and Chief Financial Officer

Exhibit Index
1.	Amended and Restated Articles of Incorporation of the registrant, as amended, filed with the SEC as Exhibit 3.1 to the Company’s Form 10-Q for the quarter ended June 30, 2003, and incorporated by reference herein.

2.	Amendment to Amended and Restated Articles of Incorporation of the registrant, filed with the SEC as Exhibit 3.2 to the Company’s Form 8-K filed with the Commission on October 3, 2007, and incorporated by reference herein.

3.	Amendment to Amended and Restated Articles of Incorporation of the registrant (to Establish a Series of Preferred Stock), which includes a form of share certificate evidencing the 6.50% Mandatory Convertible Preferred Stock, filed as Exhibit 3.1 to the Report on Form 8-K filed with the SEC on November 20, 2007, and incorporated by reference herein.

4.	Bylaws of the registrant, as amended to date, filed as Exhibit 3.1 to the Report of Form 8-K filed on December 21, 2007, and incorporated by reference herein..

5.	Preliminary Prospectus Supplement evidencing offering of 6.50% Mandatory Convertible Stock filed with the SEC on Form S-3 (File No. 333-140778) on November 1, 2007, and incorporated by reference herein,

6.	Form of global certificate evidencing the Senior Convertible Notes filed as Exhibit 4.8 to the registrant’s Registration Statement on Form S-3, filed with the SEC on February 20, 2007, and incorporated by reference herein.

7.	Prospectus and Supplemental Prospectus evidencing the Senior Convertible Notes filed with the SEC on Form S-3 (File No. 333-140778) on February 20, 2007, and incorporated by reference herein.

8.	Rights Agreement, dated as of August 22, 1996, between the registrant and American Stock Transfer & Trust Company which includes the Resolution of the Board of Directors to Amend the Articles of Incorporation to Establish Series A Junior Participating Preferred Stock, par value $0.50 per share, of the registrant, as Exhibit A thereto, filed as Exhibit 4.1 to the Report on Form 8-K filed with the SEC on September 3, 1996, and incorporated by reference herein.

9.	Amendment to Rights Agreement dated as of November 8, 1999, between the registrant and American Stock Transfer & Trust Company, filed as Exhibit 1 to Form 8-A/A filed with the SEC on March 31, 2000, and incorporated by reference herein.

10.	Amendment No. 2 to Rights Agreement, dated as of August 13, 2004, by and between the registrant and American Stock Transfer & Trust Company, filed as Exhibit 4.1 to the Current Report on Form 8-K filed by the registrant on August 16, 2004, and incorporated by reference herein.

11.	Amendment No. 3 to Rights Agreement, dated as of September 8, 2004, by and between the registrant and American Stock Transfer & Trust Company, filed as Exhibit 4.1 to the Current Report on Form 8-K filed by the registrant on September 9, 2004, and incorporated by reference herein.

12.	Amendment No. 4 to Rights Agreement, dated as of December 2, 2004, by and between the registrant and American Stock Transfer & Trust Company, filed as Exhibit 4.1 to the Current Report on Form 8-K filed by the registrant on December 3, 2004, and incorporated by reference herein.

13.	Amendment No. 5 to Rights Agreement, dated as of December 19, 2005, by and between the registrant and American Stock Transfer & Trust Company, filed as Exhibit 4.1 to the Current Report on Form 8-K filed by the registrant on December 19, 2005, and incorporated by reference herein.